May 22, 2015
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Gregory Dundas, Attorney-Advisor

Re:          PureBase Corporation
Amendment No. 1 to Current Report on Form 8-K
Filed March 11, 2015
File No. 333-188575

Dear Mr. Dundas:

On behalf of PureBase Corporation, (the “Company” or “we”), we are responding to the comments in your letter dated March 19, 2015 relating to the above referenced Amended Form 8-K. The responses below were provided by the Company and have been numbered to correspond with the comments given in your March 19, 2015 comment letter.

Business of PureBase

comment no. 1

1.             Pursuant to paragraph (a) (4) (i) of Industry Guide 7 all companies in search for mineral reserves are in the exploration stage until a proven or probable reserve has been defined with a final feasibility study. As your company has not defined a mineral reserve with a final feasibility study it must be in the exploration stage. Please revise to remove terms that can imply mineral production, such as mining or mining operations, until you have defined a reserve.

response

Based on a discussion with and further information provided by John Coleman (SEC Mining Engineer) we have presented responses relating to the Company’s Federal Mineral Preference Rights Lease in Esmeralda County Nevada (the “Rulco Property”).

Gregory Dundas, Attorney Advisor
Re:  PureBase Corporation
May 22, 2015

Project Description and Development Plan:

1.	Mineral Preference Right lease location with acreage:

Nevada

MDM T1 R38-1/2E
Section 29, lots 3-4, E1/2SE1/4
Section 32 and 33, all

MDM T1 R39E
Section 31
2501.05 Acres Total

2.	Project Maps – See project maps on page 12 of the amended Form 8-K.

3.
In addition to the historical drilling records provided to us by the BLM Tonopah field office we used an Olympus XRF handheld analyzer to determine mineral composition during the pit development and production. Minerals tested are within specifications for intended products. There is 6000+ tons mined, processed and stockpiled ready for sale.

4.
Historical exploration and mine site development. The mine site location has history of mine development and production dating back to the early 1900’s. Contiguous to the Purebase Lease boundaries is another existing mining operation that is active and producing. The Rulco Property mine site had limited mining by the previous owner 2003-2009. Purebase has further developed the mine site within the currently permitted boundaries. Purebase has mined, processed and stockpiled 6000+ tons of mineral ready for shipment.

5.
Reserve estimates are based on existing drill log data provided by the BLM. Those drill locations were shallow to a 60’ depth. The borings show shallow cover and the boring location map shows the drill locations and explains in the notes section the findings. A review the adjacent mine site reveals a deposit extending hundreds of feet deep.

6.
Within the existing permitted area the drill logs show a 600K+ tons of available mineral within that boundary. Purebase expects to begin a 100K tons/year production schedule to meet Phase I of the business plan. This would allow 6 years of production. The existing mine site is ready now for continued production.

7.	The Phase II plan includes extended exploration within the lease boundaries to further define the limits of the deposit.

8.
This potassium sulfur is currently being sold in the market place in the $120/$140 bulk per ton range FOB the mine site. Our current cost models show we should have direct cost to produce in the $35/ton range for bulk product.

Gregory Dundas, Attorney Advisor
Re:  PureBase Corporation
May 22, 2015

9.	General Geology in the vicinity of the Rulco Mine area (previously named “Alum”), Esmeralda County, Nevada.

A brief description of the geology in the vicinity of the Rulco Mine area is given below. Most of the geology is taken from Nevada Bureau of Mines and Geology Bulletin 78, Geology and Mineral Deposits of Esmeralda County, Nevada by J. P. Albers and J. Y Stewart 1972 and from field examinations.

The potassium/alum/sulfur deposit being mined is described by Albers and Stewart (1972 p 60) also reference Spur (1906 p.157) as being a dike like or neck like mass of rhyolite intruded into folded white and red sedimentary rhyolitic tuffs. Field examination showed thin to relatively massive alum stone filling cracks and crevices. A considerable quantity of native sulfur was observed coating rocks and also filling cracks as well. A thick and well founded deposit of Potassium is currently being mined in the adjacent Heart of Nature mine pit and the Purebase Corp mine pit. The primary mineral is reported by Albers and Stewart (1972 p. 60) as being potassium alum kaolinite [K20-3A1203-4203-6H20] more commonly known as alunite. It seems quite likely that there is also present some kalinite [K2S04-Al2(S04)3-24H20]. In some samples and in the pit as reddish-iron stain mineral was observed. This mineral was not identified but is possibly jarosite [Kfe2(0H)6)S04)2]. Field samples of minerals excavated show other mineral species of interest present in the deposit. X-ray Fluorescence (XRF) or X-ray chrystalography have positively identified some of the other minerals of interest, such as sulfur, potassium, iron.

The area in the vicinity of the mine(s) is mapped as Tertiary Esperanza Formation. The Esmeralda Formation is described as being a fresh water lake deposit mostly consisting of shale, siltstone, and sandstone. These sediments (Locally metasediments) are inter-fingered with volcanic rocks, primarily lacustirne tuffs, but locally including tuffs, basalts, rhyolite and small ash rows (Albers and Steward p. 38).

Much of the area is covered with quaternary alluvium partially obscuring the relationships of the underlying rooks. In several areas interesting vein quartz float was observed in the alluvium/colluvium. This quartz did not appear to have been transported any great distance suggesting a possibility of quartz veins in the ridges and dry washes.

A preliminary reconnaissance suggested the possibility that there are a number of other locations of solfateric action on the rhyolitic tuffs associated with the Esmeralda formation. Field conditions suggest that along the trend of a small syncline (primarily in meta-sediments) there may be a number of fumarolic vents.

The relationship of the fumarolic deposits to the plutonic outcrops is not clear. It appears that the majority of the fumaroles were related to the Weepah Hills Pluton. There is a trend, however, to the south, which may be related to the Mineral Ridge Pluton, or may follow a zone of weakness which later resulted in the intrusion of the basalts forming the cap of the Monocline.

Gregory Dundas, Attorney Advisor
Re:  PureBase Corporation
May 22, 2015

The   plutons of Esmeralda County are believed by Ross (1961 - Geology and Mineral   Deposits of   Mineral county Nevada, Nev. Bureau of Mines Bulletin 58) to be related to the Sieita Batholith some 75 miles to the west. The principal plutons close to the mine site, the Weepah Hill pluton (approximately 10 square miles) and the Mineral Ridge pluton (approximately 3 square miles) are believed to be the same age. The plutons are described as being coarse grained quartz monzonite (Albers and Stewart, p. 28), except one of their samples on the Mineral Ridge pluton was described as granodiorite (sample 32, Fig 8, p.30.).

The basalts forming the cap of the monocline is described as being late Pliocene or early Pleistocene age. The basalt forming the cinder cone southwest of Weepah Hills is believed to be even younger, probably late Pleistocene or Holocene (Albers and Stewart, P 38).

No acid fumaroles were likely to be associated with this phase of vulcanism. It is possible, however that there were vents associated with zones of weakness which were later intruded or covered by the basaltic flows.

The Company believes that the above information relating to the Rulco Property is sufficient to show the Company is currently engaged in the preparation of an established commercially minable deposit for its extraction, which extraction has actually commenced. Based on this analysis, the Company believes it should be considered a “Development Stage” company as defined in Industry Guide 7(4)(ii).

comment no. 2

2.             Please be advised that detailed technical reports should not be included with your filing or included as an exhibit to your filing pursuant to paragraph (7) of Industry Guide 7. This includes reports with resource or reserve terminology or other estimates that are not defined under Industry Guide 7. Please revise accordingly.

response

The Company has not filed any technical reports with this Form 8-K. The Company did file two reports with its Form 10-K which it deemed material to its USMC Claims and the Snow White Mine as requested by you in Comment #10 of your letter dated February 27, 2015. The Company will certainly evaluate the filing of any future mining reports in light of this Comment.

comment no. 3

3.             Please include a map showing the location and access to each of your properties. See paragraph (b) of Industry Guide 7.

response

A map showing the locations of the Company’s 3 mining properties has been included on page 12 of the Amendment #2 to the Company’s Form 8-K.

Gregory Dundas, Attorney Advisor
Re:  PureBase Corporation
May 22, 2015

comment no. 4

4.              We note your reference to the terms ore and mineral reserves on page 9 of your filing. Please revise to remove references to these terms until reserves have been defined by a final feasibility study. Please consider using terms such as mineralization or mineralized materials.

response

The Amendment #2 to Form 8-K has removed the term “reserves” and replaced this term with the terms “mineralization” or “mineralized material” except in those places where the term “reserves” is used in conjunction with the Company’s admonition that it has no “proven” or “probable” reserves as defined in Industry Guide 7.

comment no. 5

5.              We note that you are preparing a drill/exploration program. For each of your properties please expand your disclosure concerning the exploration plan pursuant to paragraph (b) (4) (i) of Industry Guide 7. The exploration plan should address the following points:

●   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●   If there is a phased program planned, briefly outline all phases.

●   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

●   Disclose how the exploration program will be funded.

●   Identify who will be conducting any proposed exploration work and disclose their qualifications.

response

The proposed exploration plan for the Esmeralda Project is now disclosed on pages 12-14 of the amended Form 8-K. Exploration plans for the Company’s other projects are being prepared.

Management’s Discussion and Analysis of Financial Condition

comment no. 6

6.              We note your response to prior comment 15. Please revise to include the MD&A disclosure from your 10-K.

Gregory Dundas, Attorney Advisor
Re:  PureBase Corporation
May 22, 2015

response

The MD&A from the Company’s Form 10-K has now been added to the amended Form 8-K.

Legal Proceeding

comment no. 7

7.              We have reviewed your response to our prior comment 17. Please further revise your disclosure to clarify the nature of the breach of contract allegation and the basic facts and circumstances of the alleged breach.

response

The one legal action described under the section “Legal Proceedings” has been further expanded to provide additional and updated information regarding the nature, facts and circumstances and status of the legal action.

Conclusion

A marked copy of the Company’s second amended Form 8-K showing the changes made in the Amendment No. 2 to the Form 8-K has been filed on Edgar with the Staff in order to expedite your review.

Please feel free to contact the undersigned if you should have any further questions regarding the responses to the Staffs’ comment letter of March 19, 2015 or any of the updated information provided in the second amended Form 8-K.

Very truly yours,

/s/ Roger D. Linn

Roger D. Linn

cc:     Scott Dockter/Amy Clemens